

Nasdaq Regulation

Nasdaq

Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

May 21, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on May 21, 2026, The Nasdaq Stock Market (the "Exchange") received from Peace Acquisition Corp (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one ordinary share, one right and one redeemable warrant

Ordinary shares, par value $0.0001 per share

Rights, each entitling the holder thereof to receive one-fifth of one ordinary share upon the completion of an initial business combination

Redeemable warrants, each whole warrant exercisable to purchase one ordinary share at an exercise price of $11.50 per share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,

Eun Ah Choi